The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

02 OCT -7 AM 9:03

October 1, 2002

02055187

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, .
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ANNOUNCEMENT REGARDING THE CAPITAL CONTRIBUTION OF MITSUI TRUST HOLDINGS INC. TO JAPAN TRUSTEE SERVICES BANK, LTD.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 10/7

September 27, 2002

Mitsui Trust Holdings, Inc.
Daiwa Bank Holdings, Inc.
The Sumitomo Trust & Banking Co., Ltd.
Japan Trustee Services Bank, Ltd.

Announcement regarding the capital contribution of Mitsui Trust Holdings Inc. to Japan Trustee Services Bank, Ltd.

Mitsui Trust Holdings, Inc. ("Mitsui Trust," President: Kiichiro Furusawa), The Daiwa Bank, Ltd., a subsidiary of Daiwa Bank Holdings, Inc. ("Daiwa Bank," President: Yasuhisa Katsuta), and The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust," President: Atsushi Takahashi), previously agreed on January 25, 2002 that Mitsui Trust would contribute capital to Japan Trustee Services Bank, Ltd. ("JTSB," President: Yoshikazu Matsuda), a joint venture established by Daiwa Bank and Sumitomo Trust, on an equalfooting. Today Mitsui Trust completed the capital contribution to JTSB as originally planned with the approval from regulatory authorities.

More precisely, Mitsui Trust invested total amount of 17 billion yen through the purchase of newly issued common stocks worth 1 billion yen from JTSB, and the transfer of the common stocks valued 8 billion yen from Daiwa Bank and Sumitomo Trust, respectively. As a result, the shareholding ratio of each bank equally stands at 1/3 (33.33%). On the same day, Toshiaki Kamimura of Mitsui Trust Financial Group ("MTFG"), has assumed the position of Deputy President in JTSB.

The transfer of assets to JTSB from Mitsui Asset Trust and Banking Co, Ltd. ("MATB"), which is engaged in pension and securities trust operations in MTFG, will begin in January 2003 and is expected to be completed by September 2003.

With the transfer of assets from MATB, the amount of JTSB's entrusted assets will exceed 110 trillion yen, further expanding its top-tier asset base. Through this transfer, JTSB intends to integrate management resources as well as long-established expertise of the three parent banks, pursue efficient operation by taking advantage of its economy of scale, and establish the "National Standard for the Securities Processing Platform," all resulting in JTSB providing highly value-added services that meet its customers' needs.

The Summary of JTSB

Corporate Name	Japan Trustee Services Bank, Ltd.
Location	8-11, 1-Chome, Harumi Chuo-ku, Tokyo, Japan
Representative Directors	Chairman: Shunsuke Matsui President: Yoshikazu Matsuda Deputy President: Toshiaki Kamimura
Date of Establishment	June 20, 2000
Capital	51.0 billion yen
Number of Shares Issued	1,020 thousand
Shareholders	The Daiwa Bank, Ltd. (33.33%) The Sumitomo Trust Banking Co., Ltd. (33.33%) Mitsui Trust Holdings, Inc. (33.33%)
Scope of Operations	The scope of operations covers securities processing business related to pension trusts, individually operated designated money trusts (*Shitei-tan*), specified money trusts (*Tokkin*), securities investment trusts, and retirement benefit trusts, as well as their residual cash management, securities lending, foreign exchange transactions, custody operations, paying agent services, and other trust and banking services related to securities processing. In addition, the company operates the information integration services, as a part of Japanese Master Trust.
Total Assets	936.0 billion yen
Total Entrusted Assets	75,738.9 billion yen

*1. Capital amount and number of shares issued are as of September 27, 2002.

*2. Total assets and total entrusted assets are as of the end of March 2002.

[For inquiries concerning this matter]

Public Relations Group,

Planning and Coordination Department

Phone: 81-3-5445-3500

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department